UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. n/a)*

Texas Rare Earth Resources Corp.
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(Name of Issuer)

Common Stock, par value $.001
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(Title of Class of Securities)

882672108
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(CUSIP Number)

Thomas C. Pritchard
3 Riverway, Ste. 1800
Houston, Texas 77056
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2008
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 882672108

1. Names of Reporting Person: Thomas C. Pritchard

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [  ]
(b) [  ]

3. SEC Use Only.

4. Citizenship or Place of Organization: United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power.	1,500,000

	6.	Shared Voting Power.	750,000(1)

	7.	Sole Dispositive Power.	1,500,000

	8.	Shared Dispositive Power.	750,000(1)

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250,000(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [ ]

11. Percent of Class Represented by Amount in Row (9):  6.2%

12. Type of Reporting Person:  IN

(1)	See Item 4.

Item 1.

(a) Name of Issuer:

Texas Rare Earth Resources Corp. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices:

304 Inverness Way South, Suite 365
Englewood, Colorado 80112

Item 2.

(a) Name of Person Filing:

Thomas C. Pritchard

(b) Address of Principal Business Office or, if none, Residence:

3 Riverway, Ste. 1800, Houston, Texas 77056

(c) Citizenship:

United States of America

(d) Title of Class of Securities:

This Statement relates to the common stock of the Issuer, par value $0.001 per share.

(e) CUSIP Number:

882672108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)❑     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)❑     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)❑     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)❑ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)❑     An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)❑     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)❑     A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)❑ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)❑ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Act of 1940 (15 U.S.C. 80a-3);
(j)❑     Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

2,250,000, consisting of (i) 1,500,000 shares of Issuer common stock registered to the Reporting Person and (ii) 750,000 shares of Issuer common stock registered to Brewer & Pritchard, P.C. (“B&P”).  The Reporting Person is a shareholder of B&P, and shares voting and dispositive power over the Issuer’s shares held by B&P.  As a result thereof, the Reporting Person may be deemed to beneficially own the Issuer’s shares held by B&P.  The Reporting Person disclaims beneficial ownership of the shares held by B&P except to the extent of his pecuniary interest therein.

(b)	Percent of Class:

6.2%, based on 36,510,009 shares of common stock of the Issuer outstanding as of January 9, 2012, as indicated in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on January 17, 2012.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,500,000

(ii)	Shares power to vote or to direct the vote: 750,000

(iii)	Sole power to dispose or to direct the disposition of: 1,500,000

(iv)	Shares power to dispose or to direct the disposition of: 750,000

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Signature: /s/ THOMAS C. PRITCHARD
Thomas C. Pritchard